April 24, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

            RE:       Vanguard Health Systems, Inc.
                        Form 10-K for the Fiscal Year Ended June 30, 2005
                        Filed September 13, 2005
                        File Number 333-71934

Dear Mr. Rosenberg:

            Vanguard Health Systems, Inc. (“Vanguard” or “the Registrant”) is hereby amending its previous response, which was filed by the Registrant on April 11, 2006, to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Registrant dated March 8, 2006 related to the above-referenced filing.

            Vanguard has recited the comments of the Staff in bold type below and has followed each comment with Vanguard’s response, including additional information and disclosures orally requested by the Staff on April 19, 2006 being set forth in this amended response in italicized print.  Capitalized terms used but not defined herein have the meanings ascribed thereto in the Form 10-K.

Item 7.              Management’s Discussion and Analysis of Financial Condition… page 42

General Trends, page 46

Accounts Receivable Collection Risks Leading to Increased Bad Debts, page 47

            1.         Provide to us in disclosure type format agings that include more detailed information with the “Insured” payor classification such as Medicare,
                        Medicaid, managed care, and other.  Further explain to us why you are unable to provide this information in a format that agrees to what you include in your financial statements.

            In response to your comment, the Registrant supplementally provides the information set forth in Attachment I to this letter.  Vanguard is able to segregate manual contractual allowances for unbilled accounts into respective payer classes and aging categories.  However, Vanguard is unable to provide accounts receivable aging reports that reflect deductions for manual contractual allowances for those billed patient accounts where our information systems only allow contractual discounts to be applied to patient accounts at the time payment is received.  Vanguard supplementally provides a tabular reconciliation of the total accounts receivable included in the aging reports to the net accounts receivable reflected on the consolidated balance sheets as of June 30, 2004 and 2005, in Attachment I.  Although Vanguard does not believe that this additional information is useful because the primary collection risk relates to uninsured patient accounts and patient accounts for which primary insurance has paid but patient deductibles and co-insurance portions remain outstanding, Vanguard intends to provide this information in its future quarterly and annual filings.

Critical Accounting Policies, page 50

Revenues and Revenue Deductions, page 50

            2.         Please explain to us in greater detail the amount of contractual allowance estimates that are not generated at the time of billing.  Please provide us in disclosure-type format whether or not these are the estimates discussed in the next paragraph related to your “final third party settlements.”  If not, also provide us in disclosure-type format the amount of these estimates, quantification of changes in the estimate for each period presented and a sensitivity analysis based on reasonably likely adjustments that might be made to these estimates as of the latest balance sheet date.

            In response to your comment, the Registrant provides the following response.

            Vanguard manually calculates contractual allowances for unbilled patient accounts at each balance sheet date and for instances in which information system limitations prevent the recording of contractual adjustments directly to the patient account at the time of billing.  Otherwise, our information systems post the estimated contractual adjustments directly to the patient accounts at the time of billing and reduce the outstanding balances included in our accounts receivable aging schedule.  All contractual deduction estimates are adjusted to actual upon receipt of payment.

            As of June 30, 2004 and 2005, manual contractual allowances were approximately $95.9 million and $152.1 million, respectively.  Due to system limitations, Vanguard is unable to determine total system posted contractual adjustments applied to outstanding accounts receivable.  Vanguard is also unable to determine the variance between both manual contractual allowance estimates and system posted contractual adjustments recorded as of June 30, 2004 and 2005 and the ultimate contractual adjustments recorded upon payment of those accounts.  Vanguard can only determine the variance for individual patient accounts and therefore does not believe that a meaningful sensitivity analysis can be provided.  Hospital business office personnel continually monitor the individual patient account adjustments and make corrections as needed to the formulas which compute system posted or manual contractual allowance estimates.  Based on this continual monitoring and the fact that most contractual allowances are based on defined formulas, Vanguard does not believe that variances between initial contractual allowance estimates and ultimate contractual adjustments are significant.

            Vanguard will include the disclosures above in its future Form 10-K filings with the Commission and in its future Form 10-Q filings as necessary.

            The manual contractual allowances do not include estimates for final third party settlements, the changes in which are separately disclosed.  Vanguard supplementally provides further clarification of estimates for final third party settlements in Attachment II to this letter.

Allowance for Doubtful Accounts and Provision for Doubtful Accounts, page 51

            3.         Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

                        a.         Quantify and analyze the reasonably likely effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

            In response to your comment, the Registrant supplementally provides in disclosure-type format the information set forth in Attachment III to this letter.

                        b.         If you have amounts that are pending approval from third party payors, please provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with.  If amounts are classified outside self-pay, tell us why this classification is appropriate, and provide the historical percentage of amounts that get reclassified into self-pay.

            In response to your comment, the Registrant supplementally provides the information set forth in Attachment III to this letter.  Vanguard is typically able to determine Medicaid eligibility within 60 days of the patient’s admission.  Vanguard is unable to determine the balances of accounts pending Medicaid approval or the account balances that were reclassified from pending Medicaid to self-pay for historical periods but will disclose this information on a prospective basis beginning with the quarter ending September 30, 2006.

                        c.         Specify what you mean by “a pre-determined number of days” in reference to reserving the 100% of the receivable balance.

            In response to your comment, the Registrant supplementally provides the following response.  As noted in Attachment III to this letter, Vanguard reserves all accounts aged greater than 180 days subsequent to the discharge date.  Vanguard adjusts its estimate of the allowance for doubtful accounts as necessary based upon the results of a quarterly hindsight calculation.

Insurance Reserves, page 51

            4.         Please provide to us in disclosure type format a discussion that provides greater insight to the quality and variability of these estimates.  In your proposed disclosure, you should supplement the current disclosure by addressing the following:

                        –How accurate management’s estimate/assumption has been in the past, quantify changes in estimate in each period;
                        –Whether the estimate/assumption is reasonably likely to change in the future; and
                        –Evaluate the sensitivity to change of critical accounting policies.

            In response to your comment, the Registrant supplementally provides the information set forth in Attachment IV to this letter.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

1.         Merger Transaction, page F-10

            5.         Please tell us why it was appropriate to value the ownership interest in
                        Holdings by anyone other than by Blackstone at fair value, as it appears that the other investors held residual interests.  In addition, please tell us how you have satisfied the monetary test in recognizing all interests owned by
                        Blackstone, MSCP and other investors at fair value.  Refer to paragraphs
                        2(b) and 3(c) of EITF 88-16.

            In response to this item, the Registrant supplementally provides the following responses.

Fair Value Test

            The ownership interests of Blackstone, MSCP and Baptist Health Services in Holdings were valued at fair value.  The ownership interests of management investors were recorded at the predecessor basis as noted in paragraph four of the footnote.  This conclusion was based on the information in the following table.

	Oldco		Holdings

	Amount (millions)%		Amount (millions)%

Investment by Management Investors in Options	$141.1	11.5%	$–	0.0%
Investment by Management Investors in Shares	188.1	15.4%	119.1	15.8%
Investment by Management Investors in Equity Incentive Units of Holdings	–	0.0%	5.7	0.7%
Investment by Blackstone	–	0.0%	494.9	65.6%
Investment by MSCP	824.3	67.6%	130.0	17.2%
Investment by Baptist Health Services	66.5	5.5%	5.0	0.7%

	$1,220.0	100.0%	$754.7	100.0%

            As indicated in the table, the residual interest of Baptist Health Services is less than 5 percent of Holdings and is valued at fair value according to Section 2.b.i.a of EITF 88-16.  The residual interest of MSCP represents greater than 5 percent but less than 20 percent of the residual interest in Holdings and is valued at fair value according to Section 2.b.i.b of EITF 88-16.  Further, MSCP and Baptist Health Services are not a part of the Holdings control group as defined in paragraph 1.c.iii. of EITF 88-16 as they are not members of management and their residual interests in Holdings are less than their investment in Oldco.  Therefore, as required by Section 2 of EITF 88-16 and because the monetary test did not result in any further limitation, the residual interests of these continuing shareholders are valued at fair value.

Monetary Test

            The information supporting the monetary test required in paragraph 3 of EITF 88-16 is reflected in the tables below.

			Reconciliation to Total Investment

	Oldco Fair Value	Holdings Fair Value	Cash Investment In Holdings	Total Investment In Holdings

Management Stock Options	$ 141.1	$ –	$ –	$ –
Management Shares Owned	188.1	96.6	22.5	119.1
Management Equity Incentive Units in Holdings	–	–	5.7	5.7
MSCP Shares Owned	824.3	130.0	–	130.0
Baptist Health Services Investments	66.5	–	5.0	5.0
Blackstone Equity	–	494.9	–	494.9
Other cash sources	–	1.6	–	–
Incremental debt	–	496.9	–	–

Total consideration	$ 1,220.0	$ 1,220.0	$ 33.2	$ 754.7

Monetary consideration
Blackstone Equity		$ 494.9
Incremental debt		$ 496.9

		$ 991.8
Total Consideration		$ 1,220.0

Monetary consideration as a % of Total Consideration		81.3%

            6.         Please provide to us in disclosure type format a more detailed discussion of how the equity capitalization and financing relate to the $1.22 billion and the
                        $1.97 billion discussed in the first paragraph of this note.  Include the amounts of the proceeds used to complete the transaction at the top of page
                        F-11.  Also include a purchase price allocation that allows us to better understand how these amounts were reflected in your financial statements.

            In response to your comment, the Registrant supplementally provides the information in disclosure-type format set forth in Attachment V to this letter.

            Regarding the comments received from the Commission and the responses thereto, Vanguard acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that Vanguard may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Additionally, Vanguard acknowledges that it is responsible for the adequacy and accuracy of the disclosures set forth in its filings with the Commission.

            Please feel free to call the undersigned at (615) 665-6005 with any questions regarding these filings or responses.

                                                                        Sincerely,

                                                                        /s/ Phillip W. Roe

                                                                        Phillip W. Roe
                                                                        Senior Vice President and Chief Accounting Officer

Attachments

Attachment I

                The following table provides a summary of our accounts receivable by age since discharge date for significant payer classes as of June 30, 2003, 2004 and 2005 (in millions).

June 30, 2003	0-90 days	91-180 days	Over 180 days	Total

Medicare	$ 59.2	$ 3.5	$ 2.2	$ 64.9
Medicaid	28.1	7.0	4.3	39.4
Managed Care	132.7	18.0	10.4	161.1
Self Pay(1)	32.6	28.6	7.1	68.3
Other	13.9	4.0	2.2	20.1

Total(2)	$ 266.5	$ 61.1	$ 26.2	$ 353.8

June 30, 2004	0-90 days	91-180 days	Over 180 days	Total

Medicare	$ 71.4	$ 3.0	$ 2.6	$ 77.0
Medicaid	28.0	5.9	4.1	38.0
Managed Care	147.3	17.4	8.4	173.1
Self Pay(1)	42.2	35.3	10.2	87.7
Other	11.8	2.7	1.6	16.1

Total(2)	$ 300.7	$ 64.3	$ 26.9	$ 391.9

June 30, 2005	0-90 days(3)	91-180 days(3)	Over 180 days	Total

Medicare	$ 95.9	$ 5.5	$ 2.3	$ 103.7
Medicaid	43.1	12.1	7.3	62.5
Managed Care	204.1	21.2	10.1	235.4
Self Pay(1)	53.8	45.4	10.0	109.2
Other	17.8	6.0	1.8	25.6

Total(2)	$ 414.7	$ 90.2	$ 31.5	$ 536.4

____________________
(1)

Includes uninsured patients and those patient co-insurance and deductible amounts for which payment has been received from the primary payer.  If primary payment has not been received for an account, the patient co-insurance and deductible amounts remain classified in the primary payer category.

(2)

The total accounts receivable balances reflected on these tables differ from the net accounts receivable balances as stated on the consolidated balance sheets for those respective periods because the balance sheet accounts receivable amounts are reduced by manual contractual allowances for unbilled accounts, certain billed patient accounts and for cash payments received but not posted to patient accounts, whereas those deductions are not reflected on the aging reports.  The table below provides a reconciliation of these amounts.

(3)	Includes accounts receivable balances for the recently acquired Massachusetts hospitals.

i

	June 30, 2004	June 30, 2005

	(in millions)
Accounts receivable per aging report	$391.9	$536.4
Less: Allowance for doubtful accounts	(63.5)	(90.1)
Less: Manual contractual allowances for unbilled accounts	(73.2)	(116.1)
Less: Manual contractual allowances for certain billed patient accounts	(22.7)	(36.0)
Less: Unposted cash receipts and other	(7.8)	(8.2)

Net accounts receivable reflected on the consolidated balance sheets	$224.7	$286.0

ii

Attachment II

                Medicare regulations and our principal managed care contracts are often complex and may include multiple reimbursement mechanisms for different types of services provided in our healthcare facilities. To obtain reimbursement for certain services under the Medicare program, we must submit annual cost reports and record estimates of amounts owed to or receivable from Medicare. These cost reports include complex calculations and estimates related to indirect medical education, reimbursable Medicare bad debts and other items that are often subject to interpretation that could result in payments that differ from our estimates. We make our estimates of amounts owed to or receivable from the Medicare program using the best information available to us and our interpretation of the applicable Medicare regulations. We include differences between original estimates and subsequent revisions to those estimates (including final cost report settlements) in the consolidated statements of operations in the period in which the revisions are made. During the years ended June 30, 2003, 2004 and 2005, we recorded increases to patient service revenues of $6.4 million, $10.9 million and $6.1 million, respectively, related to changes in estimated third party settlements as a result of receipt of notices of provider reimbursement or final audited cost reports. Additionally, updated regulations and contract negotiations occur frequently, which necessitates continual review of estimation processes by management.  We believe that future adjustments to our current third party settlement estimates will not significantly impact our results of operations or statement of position.

Attachment III

                Our ability to collect the self-pay portions of outstanding receivables is critical to our operating performance and cash flows. The allowance for doubtful accounts was approximately 22.0% and 24.0% of accounts receivable, net of contractual discounts, as of June 30, 2004 and 2005, respectively. The primary collection risk relates to uninsured patient accounts and patient accounts for which primary insurance has paid but patient deductibles or co-insurance portions remain outstanding. We estimate the allowance for doubtful accounts using a standard policy that reserves 100% of all accounts aged greater than 180 days subsequent to discharge date plus a pre-determined percentage of accounts receivable due from patients less than 180 days old. We adjust our estimate as necessary on a quarterly basis using a hindsight calculation that utilizes write-off data for all payer classes during the previous twelve-month period to estimate the allowance for doubtful accounts at a point in time. We also monitor cash collections and self-pay utilization. We believe that our standard policy is flexible to adapt to changing collection and self-pay utilization trends and our procedures for testing the standard policy provide timely and accurate information. Significant changes in payer mix, business office operations, general economic conditions or healthcare coverage provided by federal or state governments or private insurers may have a significant impact on our estimates and significantly affect our future operations and cash flows.

                We classify accounts pending Medicaid approval as Medicaid accounts in our accounts receivable aging report and record a manual contractual allowance for these accounts equal to the average Medicaid reimbursement rate for that specific state.  We have historically been successful in qualifying approximately 60% of submitted accounts for Medicaid coverage. In the event an account is not successfully qualified for Medicaid coverage, we reclassify the account to the self-pay category, reverse the Medicaid contractual discount and record a self-pay discount equal to the Medicaid contractual discount.  We then include the net account balance in our estimate of the allowance for doubtful accounts.  Because we require patient verification of coverage at the time of admission, reclassifications of Medicare or managed care accounts to self-pay, other than patient coinsurance or deductible amounts, occur infrequently and are not material to our financial statements.

Attachment IV

                Given the nature of our operating environment, we are subject to professional and general liability and workers compensation claims and related lawsuits in the ordinary course of business.  Effective June 1, 2002, we established a wholly owned captive subsidiary to insure our professional and general liability risks at a $10.0 million retention level. We maintain excess coverage from independent third party insurers on a claims-made basis for individual claims exceeding $10.0 million up to $75.0 million, but limited to total annual payments of $65.0 million in the aggregate. We self-insure our workers compensations claims up to $1.0 million per claim and purchase excess insurance coverage for claims exceeding $1.0 million.  The following tables summarize our professional and general liability and workers compensation reserve balances as of June 30, 2004 and 2005 and our total provision for professional and general liability and workers compensation losses and related claims payments during the years ended June 30, 2003, 2004 and 2005, respectively.

Professional
	and General	Workers
	Liability	Compensation

(In millions)
Reserve balance:
June 30, 2004	$ 40.9	$ 7.8
June 30, 2005	$ 50.5	$ 12.7

Provision for claims losses:
Fiscal Year 2003	$ 17.6	$ 6.9
Fiscal Year 2004	$ 22.0	$ 8.3
Fiscal Year 2005	$ 18.8	$ 11.3

Claims paid:
Fiscal Year 2003	$ 7.4	$ 3.1
Fiscal Year 2004	$ 7.6	$ 6.4
Fiscal Year 2005	$ 9.2	$ 6.4

                We use an independent actuary to estimate our reserves for professional and general liability and workers compensation claims. Each reserve is comprised of estimated indemnity and expense payments related to:  1) reported events (“case reserves”) and 2) incurred but not reported (“IBNR”) events as of the end of the period. Management uses information from its risk managers and its best judgment to estimate case reserves. Actuarial IBNR estimates are dependent on multiple variables including our loss exposures, our self-insurance limits, geographic locations in which we operate, the severity of our historical losses compared to industry averages and the reporting pattern of our historical losses compared to industry averages, among others. Most of these variables require judgment by the independent actuary and changes in these variables could result in significant period over period fluctuations in our estimates. We adjust these reserves from time to time as we receive updated information. During fiscal 2005, due to changes in historical loss trends, we decreased our professional and general liability reserve related to prior fiscal years by $3.6 million and increased our workers compensation reserve related to prior fiscal years by $2.0 million. Given the fact that we have operated our hospitals for relatively short periods of time, we expect that additional adjustments to prior year estimates may occur as our reporting history and loss portfolio matures.

i

                The independent actuary provides a best estimate of IBNR using statistical confidence levels deemed adequate by the actuary. Using a higher statistical confidence level would increase the estimated reserve. The following table illustrates the sensitivity of the reserve estimates at 75% and 90% confidence levels.

Professional
	and General	Workers
	Liability	Compensation

(In millions)
June 30, 2004 reserve:
As reported	$ 40.9	$ 7.8
With 75% Confidence Level	$ 44.5	$ 8.4
With 90% Confidence Level	$ 48.6	$ 8.9

June 30, 2005 reserve:
As reported	$ 50.5	$ 12.7
With 75% Confidence Level	$ 54.4	$ 13.1
With 90% Confidence Level	$ 60.2	$ 13.6

ii

Attachment V

                On September 23, 2004, affiliates of The Blackstone Group (“Blackstone”), a private equity firm, purchased a majority equity interest in VHS Holdings LLC (“Holdings”), which became the principal stockholder of Vanguard Health Systems, Inc. (“Vanguard”) in a merger transaction (the “merger”). Pursuant to the merger agreement, the former holders of Vanguard shares received $1.22 billion, net of debt repayments, transaction costs, tender premiums and consent fees and the redemption of payable-in-kind preferred stock. The transaction was valued at approximately $1.97 billion prior to transaction fees and expenses.

                Subsequent to the merger, Blackstone beneficially owns approximately 66% of the equity interests in Vanguard through its subscription and purchase of approximately $494.9 million aggregate amount of Class A membership units in Holdings and common stock of Vanguard.

                Certain investment funds affiliated with Morgan Stanley Capital Partners (collectively, “MSCP”), the Company’s previous private equity sponsor, contributed $130.0 million and management (along with certain other investors) contributed approximately $124.1 million by contributing shares of Vanguard common stock and/or utilizing cash proceeds from the merger to purchase Class A membership units in Holdings. These stockholders, on a combined basis, beneficially own approximately 34% of the equity interests in Vanguard. Certain members of management also purchased $5.7 million of the equity incentive units in Holdings.

                Vanguard accounted for the transaction as a purchase under the guidance set forth in Emerging Issues Task Force Number 88-16, Basis in Leveraged Buyout Transactions, (“EITF 88-16”). Under EITF 88-16, the transaction was deemed to be a purchase by new controlling investors for which Holdings’ interests in Vanguard were valued using a partial change in accounting basis. In effect, the membership units of Holdings owned by the management investors were valued using predecessor basis, while the membership units of Holdings owned by Blackstone, MSCP and other certain investors were recorded at fair value.

i

                The following table summarizes the sources and uses of funds to finance the merger (in millions):

Sources:	Amount

Senior credit facilities(1):
Term loan facility	$ 475.0
Revolving loan facility	–
Issuance of 9.0% senior subordinated notes(2)	575.0
Issuance of 11.25% senior discount notes(3)	124.7
Cash equity contribution by Blackstone	494.9
Rollover equity contribution by MSCP	130.0
Rollover equity contribution by management and certain other investors	96.6
Cash equity contribution by management and certain other investors	22.5
Cash equity contribution by Baptist Health Services(4)	5.0
Cash equity contribution for purchase of equity
incentive units by certain members of senior management	5.7
Vanguard cash on hand	38.3

$ 1,967.7

Uses:

Purchase price of Vanguard equity	$ 1,220.0
Redemption of Payable In Kind Preferred Stock issued in
connection with the acquisition of MacNeal Hospital	28.6
Repayment of Vanguard's existing senior credit facilities	300.0
Repurchase of substantially all of Vanguard's outstanding
9.75% Notes and payment of related tender premium and consent fees(5)	349.2
Payment of fees and expenses related to the new senior
credit facilities, the 9.0% Notes and the 11.25% Notes	41.6
Payment of capitalized merger-related fees and expenses	28.3

$ 1,967.7

____________________

(1)  The new senior credit agreement governed senior secured term loan facilities of $800.0 million, of which $475.0 million was drawn at closing, and a new revolving loan facility of $250.0 million, none of which was utilized at closing with the exception of
      $27.7 million of outstanding letters of credit.

(2) Vanguard issued and sold $575.0 million of 9.0% senior subordinated notes due 2014 (the “9.0% Notes”).
(3) Vanguard issued and sold $216.0 million aggregate principal amount at maturity ($124.7 million in gross proceeds) of 11.25% senior discount notes due 2015 (the “11.25% Notes”).

(4)  Baptist Health Services made its $5.0 million cash equity contribution from some of the proceeds of the conversion of its 8.18%
       subordinated convertible notes and Series B Payable-In-Kind Preferred Stock into the right to receive common shares of
       Vanguard.

(5) Vanguard had outstanding $300.0 million of 9.75% senior subordinated notes due 2011 (the “9.75% Notes”).

ii

                The following table sets forth the merger purchase price allocation under EITF 88-16 including a reconciliation of such purchase price allocation to the merger fair value detailed above (in millions).

Cash	$ 86.9
Accounts receivable, net	235.3
Prepaid expenses and other current assets	64.8
Property, plant and equipment	795.8
Goodwill	820.0
Intangible assets	79.4
Other assets	61.9

Total assets acquired	2,144.1

Current liabilities	191.4
Debt	5.1
Other liabilities	93.2

Total liabilities assumed	289.7

Allocated purchase price	1,854.4
Predecessor basis limitation under EITF 88-16	113.3

Fair value of net assets acquired	$ 1,967.7

                Vanguard incurred $96.7 million in stock compensation expense in connection with the merger related to the payment to stock option holders under its various former stock option plans as calculated under the provisions of Accounting Principles Board Opinion No. 25 for option grants prior to July 1, 2003, and under Statement of Financial Accounting Standards No. 123 for option grants on or after July 1, 2003. Vanguard incurred debt extinguishment costs of $62.2 million in connection with the merger representing the write-off of loan costs under the 2004 senior secured credit facility and related fees of $16.6 million, tender premiums and consent fees of $50.2 million and a $4.6 million credit for the recognition of the remaining deferred gain under an interest rate swap agreement related to the 9.75% Notes. The Company capitalized $41.6 million of fees and expenses related to the execution of the new senior secured credit facilities and the issuance of the 9.0% Notes and the 11.25% Notes on the merger date.

                Vanguard also incurred costs of $51.6 million directly related to the merger, of which $23.1 million, $0.2 million and $23.3 million is reflected as merger expenses on the accompanying consolidated statements of operations for the predecessor period July 1, 2004 through September 22, 2004, the successor period September 23, 2004 through June 30, 2005 and the combined year ended June 30, 2005, respectively. The remaining $28.3 million is included in goodwill on the accompanying consolidated balance sheet as of June 30, 2005 as set forth by the provisions of Statement of Financial Accounting Standards No. 141.  The table below provides a detail of the merger-related costs (in millions).

iii

	Merger Expenses	Goodwill

Advisory fees	$10.0	$4.0
Legal and accounting fees	1.4	3.8
Transaction completion fees to Blackstone and bonuses to management	6.1	20.3
Bridge loan commitment fees	5.3	–
Other	0.5	0.2

	$23.3	$28.3

iv